

SECUR[illegible] [illegible]ION
SEC
Mail Processing
Section
NOV 28 2012
Washington DC
401

12062989

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 9/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTL FCStone Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 Park Avenue - Suite 350
(No. and Street)

Winter Park (City) Florida (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nat Minucci - Chief Financial Officer 407-741-5327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Independent Drive (Address) Jacksonville (City) Florida (State) 32202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan J. Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public


MARIA A CORREA
MY COMMISSION # DD970194
EXPIRES March 10, 2014
(407) 398-0153
FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SEC
Mail Processing
Section

NOV 28 2012

Washington DC
401

INTL FCSTONE SECURITIES INC.

Statement of Financial Condition

September 30, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

INTL FCSTONE SECURITIES INC.

Table of Contents



KPMG LLP
Suite 1100
Independent Square
One Independent Drive
Jacksonville, FL 32202

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
INTL FCStone Securities Inc.:

We have audited the accompanying statement of financial condition of INTL FCStone Securities Inc. (the Company) as of September 30, 2012. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of INTL FCStone Securities Inc. as of September 30, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 16, 2012
Jacksonville, Florida
Certified Public Accountants

INTL FCSTONE SECURITIES INC.

Statement of Financial Condition

September 30, 2012

Assets

Cash and cash equivalents	$ 9,093,341
Securities owned, at fair value	33,709,574
Receivable from clearing organization, net	444,822
Deposits with clearing organizations	104,889
Deferred tax asset, net	159,361
Other receivables, net (including $101,015 at fair value)	337,172
Prepaid expenses and other assets	59,956
	$ 43,909,115

Liabilities and Stockholder's Equity

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 28,030,198
Clearing fees payable to clearing organization	151,827
Accrued employee compensation	1,556,908
Accrued expenses	921,187
Income taxes payable to Parent	452,084
Payable to affiliated companies	862,049
Deferred revenues	374,068
Total liabilities	32,348,321
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	5,379,671
Retained earnings	6,181,113
Total stockholder's equity	11,560,794
Total liabilities and stockholder's equity	$ 43,909,115

See accompanying notes to statement of financial condition.

Note 1 – Nature of Operations

INTL FCStone Securities Inc. (the Company or INTL Securities), formerly known as INTL Trading, Inc. is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly owned subsidiary of INTL FCStone Inc. (the Parent). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts (ADRs). In January 2003, the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring, and distribution. In April 2011, the Company began a fee based business which provides assistance and sponsorship for foreign firms who wish to quote their stocks on the OTCQX market.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA), an entity created through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Translation

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2012. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash with clearing organization, foreign currency, and money market funds and is stated at cost, which approximates fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

Financial Instruments

As of September 30, 2012, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values of securities owned and any securities and foreign currency sold, not yet purchased, are stated at their fair values at September 30, 2012 as they are based on quoted market prices.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company has adopted the provisions of the FASB ASC Topic 820, Fair Value Measurements and Disclosures. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The Company maintains its investments in securities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Revenue Recognition

The revenues of the Company are derived principally from realized and unrealized trading income in securities purchased or sold for the Company's account. Realized and unrealized trading income (net dealer inventory and investment gains) are recorded on a trade date basis. The related clearing expenses are recorded on a trade-date basis as security transactions occur. Securities owned and securities sold, not yet purchased are stated at fair value with related changes in unrealized appreciation or depreciation reflected in net dealer inventory and investment gains. Fee income for structuring and arrangement of debt transactions and management and investment advisory income is recorded when the services related to the underlying transactions are provided and success fees are recorded when complete, as determined under the terms of the assignment or engagement. Interest income and expense are recorded on the accrual basis and are reflected on a net basis in the statement of operations. Dividend income and expense are recognized on the ex-dividend date and are reflected on a net basis in the statement of operations.

Compensation and Benefits (Including Stock-Based Compensation)

Compensation and benefits consist of salaries and incentive compensation. INTL Securities classifies employees as either traders or salaried and support personnel. The most significant component of the Company's compensation expense is the employment of traders, who are paid bonuses based on the revenues that their trading activities generate.

The Parent's share-based compensation plan permits the issuance of shares of INTL FCStone Inc. common stock to key employees of the Company. Share-based compensation is allocated to the Company and included in compensation and benefits expense, see note 10. The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model and a single option award approach. This model also utilizes the fair value of common stock and requires that, at the date of grant, the Company use the expected term of the award, the expected volatility of the price of its common stock, the risk-free interest rate, and the expected dividend yield of its common stock to determine the estimated fair value. The grant date fair value of the awards expected to vest is then realized on a straight-line basis over the requisite service periods of the awards and allocated to the Company. The guidance requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The compensation cost is settled through amounts due to the Parent, and therefore the allocation of compensation expense was not recorded as a component of equity or a capital contribution.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of its Parent. Income taxes are allocated to the Company using the pro-rata method. The amount of income tax expense or benefit allocated to the Company by the Parent represents federal and state income taxes attributable to the operating results of the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not of being sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2012. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax expense or benefits as income tax in the statement of operations. No amounts have been accrued for the payment of interest and penalties at September 30, 2012.

Recent Accounting Standards

On December 16, 2011, the FASB issued new guidance on the disclosures about offsetting assets and liabilities. While the FASB retained the existing offsetting models under U.S. GAAP, the new standard requires disclosures to allow investors to better compare and understand significant quantitative differences in financial statements prepared under U.S. GAAP. The new standard is effective for annual periods beginning after January 1, 2013, and interim periods within those annual periods. Retrospective application is required. This guidance is effective and will be adopted for the Company's fiscal year beginning October 1, 2013. The adoption of this guidance is expected to change some of the Company's disclosures within the notes to the consolidated financial statements.

Note 3 – Assets and Liabilities, at Fair Value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2012:

	Level 1	Level 2	Level 3	Total
ASSETS:				
U.S. Preferred stock	$ 1,919,361	$ —	$ —	$ 1,919,361
Common stock and American Depository Receipts	15,845,892	5,621,854	—	21,467,746
Foreign ordinary stock	10,036,955	—	—	10,036,955
Debt instruments	285,512	—	—	285,512
Financial instruments owned	28,087,720	5,621,854	—	33,709,574
Other receivables, net	—	—	101,015	101,015
TOTAL ASSETS AT FAIR VALUE	$ 28,087,720	$ 5,621,854	$ 101,015	$ 33,810,589
LIABILITIES:				
U.S. Preferred stock	$ 156,751	$ —	$ —	$ 156,751
Common stock and American Depository Receipts	16,231,156	5,906,561	—	22,137,717
Foreign ordinary stock	5,735,730	—	—	5,735,730
Financial instruments sold, not yet purchased	22,123,637	5,906,561	—	28,030,198
TOTAL LIABILITIES AT FAIR VALUE	$ 22,123,637	$ 5,906,561	$ —	$ 28,030,198

All common stock and American Depository Receipts represent equities of foreign entities denominated in U.S. dollars. Foreign ordinary stock represents foreign equities denominated in foreign currency translated to U.S. dollars.

There were no transfers of financial assets or liabilites between level 1 or level 2 during the year ended September 30, 2012. The Company carried $101,015 of level 3 assets as of September 30, 2012, as detailed in the table below:

Level 3 Financial Assets

Year ended September 30, 2012

	Balances at beginning of year	Realized gains (losses) during year	Unrealized gains (losses) during Period	Purchases, issuances, settlements	Transfers in or (out) of Level 3	Balances at end of year
ASSETS:						
Other receivables, net	$ 475,000	$ (237,500)	$ (17,735)	$ (118,750)	$ —	$ 101,015
	$ 475,000	$ (237,500)	$ (17,735)	$ (118,750)	$ —	$ 101,015

Note 4 – Financial Instruments with Off-Balance Sheet Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2012 at the fair values of the related securities (totaling $28,030,198). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2012.

Note 5 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at September 30, 2012 are as follows:

Deferred tax assets:	
Bad debt reserve	$ 18,709
Accrued expenses	48,643
Accrued compensation	105,089
Total deferred tax assets	172,441
Deferred tax liabilities:	
Prepaid expenses	(13,080)
Total deferred tax liabilities	(13,080)
Deferred tax asset, net	$ 159,361

Based on the level of historical taxable income and projections for future taxable income of the Parent, management believes it is more likely than not that deferred tax assets will be realized.

The Company has open tax years ranging from September 30, 2008 through September 30, 2012 with various taxing authorities.

Note 6 – Related-Party Transactions

Aggregate costs related to personnel of $231,176 for the year ended September 30, 2012, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Parent. Costs are incurred with the Parent under a cost-sharing agreement, including payroll for all employees, and are reimbursed on a current basis. An affiliated company owns the physical assets that the Company uses in its day-to-day activities. As of September 30, 2012, there was $862,049 in amounts payable to the Parent and its affiliates.

In addition, the Company pays certain expenses on behalf of its affiliates, which are reimbursed on a current basis. There are no amounts receivable outstanding from affiliates as of September 30, 2012.

Note 7 – Commitments and Contingencies

The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (Broadcort) under a clearing agreement (the Agreement) that was renewed with modified terms on June 1, 2010 expiring on September 15, 2013. Henceforth, unless the Company gives Broadcort 90 days' notice of its intention not to renew the Agreement, the Agreement is automatically renewed for an additional one-year term. If the Company terminates the Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the greater of 1) the sum of all continuing minimum payments (currently $50,000 per month) through the end of the current term or automatic renewal term; or 2) the total value of the clearing deposit (currently $100,000) at the time of termination.

The Parent has in place from a syndicate of banks a Revolving Credit Facility dated October 1, 2010 with an effective date of October 29, 2010 and a maturity date of October 1, 2013. This Revolving Credit Facility entitles the Parent to borrow up to $95 million, subject to certain conditions. The loan proceeds are used to finance the working capital needs of the Parent and certain subsidiaries. At September 30, 2012, the outstanding balance on this facility was approximately $48,000,000. The Company has executed a limited guaranty in favor of the syndicate of lenders. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guaranty equal to the excess net capital existing at any time from the date on which an event of default occurs, less $1,000,000. This contingent commitment at September 30, 2012 is equal to $5,389,036 ($1,500,000 Base Guaranty plus $3,889,036 Additional Guaranty).

On September 30, 2011 and May 22, 2012, two additional lenders were brought into the syndicated loan facility under an accordion feature that increased the committed loan facility to $95 million. No changes were made to the Base Guaranty or the Additional Guarantees to which the Company is currently obligated.

Note 8 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2012, the Company's net capital was $2,000,000, which was $1,000,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 4.86 to 1.

Note 9 – Share-Based Compensation

INTL FCStone Inc. sponsors a share-based stock option plan (the Plan) available for its directors, officers, employees and consultants. The Plan permits the issuance of stock options of INTL FCStone Inc. common stock to key employees of the Company. Awards that expire or are canceled generally become available for issuance again under the Plan. INTL FCStone Inc. settles stock option exercises with newly issued shares of common stock.

There were no stock options awarded to Company personnel during the year ended September 30, 2012.

Note 10 – Retirement Plan

The Company offers its employees the ability to participate in the INTL FCStone 401(k) Plan (401(k) Plan), a defined contribution plan providing retirement benefits to all employees who have reached 21 years of age and have completed four months of service. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan but are limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan up to 8% of eligible compensation. Matching contributions vest based on the following years of service:

Less than two - 0%,

Two to three - 20%,

Three to four - 40%,

Four to five - 60%,

Greater than five - 100%.

Note 11 – Concentrations

For the year ended September 30, 2012, fourteen customers made up approximately 69% of the Company's customer trading volume with the highest being 12.7%. Trading volume is not directly indicative of trading profitability.

Note 12 – Subsequent Events

On October 2, 2012, the Company announced that Tradewire Securities, LLC, a Miami-based securities broker-dealer servicing customers throughout Latin America and a wholly-owned subsidiary of Tradewire Group Ltd., had agreed to transfer its institutional accounts to the Company. Tradewire Securities, LLC provides global brokerage services to institutions and individual investors directly and through a global network of partners. With its experienced team, Tradewire Securities, LLC services a wide range of customers, including hedge funds, pension funds, broker-dealers and banks located in Latin America, Caribbean, North America and Europe. Completion of this transaction is pending regulatory approval.

Management has evaluated and disclosed events and transactions for potential recognition or disclosure herein through November 16, 2012, which is the date the financial statements were issued, and has determined that no additional disclosures or adjustments are required.